Commission File No.: 1-13478
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check  One):  |X| Form  10-K |_| Form 11-K |_| Form 20-F |_| Form 10-Q
               |_|  Form N-SAR


For Period Ended:  December 31, 1996
[ ]  Transition Report on Form 10-K
[ ]  Transition Report on Form 20-F
[ ]  Transition Report on Form  11-K
[ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form N-SAR For the Transition Period Ended:


     Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:



                         PART I - REGISTRANT INFORMATION

Global Telecommunication Solutions, Inc.
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Full Name of Registrant

N/A
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Former Name if Applicable

5697 Rising Sun Avenue
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Address of Principal Executive Office (Street and Number)

Philadelphia, Pennsylvania  19120
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City, State and Zip Code

                       PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



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                              PART III - NARRATIVE

     State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

     On February 29, 1996, the Registrant acquired all of the outstanding capital stock of Global Link Teleco Corporation ("Global Link"). Global Link's operating results were consolidated with the Registrant's commencing on March 1, 1996. The preparation of audited financial statements for the year ended December 31, 1996 to reflect this consolidation, coupled with the relocation of the Registrant's offices from Elmont, New York to Philadelphia, Pennsylvania, have significantly taxed the Registrant's limited staff involved in financial management and reporting, thus delaying preparation of the Registrant's Annual Report on Form 10-KSB for the year ended December 31, 1996 ("Annual Report.")

                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Maria Bruzzese                         (516)                326-1940
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     (Name)                              (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s)
                                                                 |X| Yes |_| No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 |X| Yes |_| No


         If  so,  attach  an  explanation  of  the  anticipated   change,   both
         narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

It is anticipated that the Annual Report will reflect the following changes in results of operations from the prior fiscal year:
The Registrant's net sales for the year ended December 31, 1996 are expected to be approximately $12,121,000, compared to $3,144,350 for the year ended December 31, 1995. This increase was primarily attributable to Registrant's acquisition of Global Link. Global Link's operating results were consolidated with those of the Registrant commencing on March 1, 1996. The Registrant expects to incur a net loss of approximately $6,770,000 for the year ended December 31, 1996, compared to a net loss of $2,970,121 for the year ended December 31, 1995. The increased net loss was due to increased operating costs incurred in connection with Registrant's acquisition of Global Link and the expansion of Registrant's business and operations.

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                    GLOBAL TELECOMMUNICATION SOLUTIONS, INC.
                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date      March 28, 1997              By /s/ Maria Bruzzese
                                        ---------------------------------
                                      Maria Bruzzese, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
                                    ATTENTION

   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notification s must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.


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